UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

September 2025 Registered Direct Offering

On September 12, 2025, Garden Stage Limited (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “September 2025 Registered Direct Offering”) 144,117,647 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.034 per share.

The Company’s Registered Direct Offering closed on September 15, 2025. The Company received approximately $4,900,000 net proceeds from the September 2025 Registered Direct Offering, after deducting estimated offering expenses. The Company intends to use the net proceeds from the September 2025 Registered Direct Offering for working capital and general corporate purposes.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 15, 2025 (the “Prospectus Supplement”).

This report is incorporated by reference into the Registration Statement, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on July 31, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Travers Thorp Alberga, Cayman Islands counsel of Garden Stage Limited, regarding the validity of securities being registered
10.1	Form of Securities Purchase Agreement, dated September 12, 2025, by and among the Company and the purchasers thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

Date: September 17, 2025

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